[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 23, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Re:       Berry Plastics Group, Inc.—
Registration Statement on Form S-1 relating to the initial public offering of common stock of Berry Plastics Group, Inc.

Ladies and Gentlemen:

On behalf of Berry Plastics Group, Inc., a Delaware corporation (the “Company”), submitted for filing under the Securities Act of 1933, as amended, is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of the Company’s common stock, par value $0.01 per share.

In connection with the filing of the Registration Statement, a filing fee of $57,300.00 was paid to the Securities and Exchange Commission on March 21, 2012.

The Company respectfully acknowledges the letter dated March 14, 2012 (the “Comment Letter”) from the accounting staff (the “Staff”) of the Division of Corporation Finance to Berry Plastics Corporation (“BPC”, File No. 33-75706-01), the Company’s wholly owned subsidiary.  In the Comment Letter, the Staff provided comments to BPC regarding its Form 10-K for the fiscal year ended October 1, 2011 and Form 8-K Amendment No. 1 filed November 10, 2011.  In light of the Comment Letter and the substantial similarity of the disclosures of BPC and the Company, the Company has provided disclosure in the Registration Statement that it believes is responsive to the Staff’s concerns set forth in the Comment Letter.  In addition, BPC will promptly file via EDGAR a letter responding to the Staff’s comments and setting forth such revised disclosure and supplementary material for the Staff’s review.  BPC intends to work with the Staff to resolve any issues regarding its disclosure, and the Company will include any revised disclosure agreed with the Staff in future amendments of the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned or Sebastian L. Fain, at (212) 403-1000, each of this office, as counsel to the Company.

                                                                                    Very truly yours,

                                                                                    /s/ Andrew J. Nussbaum

cc:        Jonathan D. Rich (Berry Plastics Group, Inc.)